                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
-----------------------------------------------------------------------------
                          (Name of Issuer)
Common Shares of Beneficial Interest, par value $.01 per share
-----------------------------------------------------------------------------
                    (Title of Class of Securities)
                               293805105
-----------------------------------------------------------------------------
                             (CUSIP Number)
Simeon Brinberg
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

-----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.




                           Page 1 of 20 Pages

                                                    Page 2 of 20 Pages
Cusip No. 293805105

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,355,600
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,355,600
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,600
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.24%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO

                                                   Page 3 of 20 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 28,500 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 28,500 (1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   30,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

                                               Page 4 of 20 Pages
14.  TYPE OF
REPORTING PERSON*
         PN

(1) Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC, a limited liability company, which is the succesor to SASS/Gould REIT Partners. An affiliate of Gould Investors L.P. is a sub-advisor to the Managing Member of the limited liability company. Gould Investors L.P. may be deemed to have shared voting and shared dispositive power with respect to the shares owned by SASS/Gould Real Estate Securities LLC.

                                                     Page 5 of 20 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         CO

                                               Page 6 of 20 Pages
Cusip No. 293805105


l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD Real Estate Securities LLC (1)
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 28,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 28,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   28,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         OO
(1) Successor to SASS/Gould REIT Partners.

                                               Page 7 of 20 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,388,225 (2)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ______________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,388,225 (2)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,390,337
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 9.48%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
     NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                       Page 8 of 20 Pages

(2) Fredric H. Gould is Chairman of the Board and Chief Executive Officer of BRT Realty Trust, a General Partner of Gould Investors L.P. and Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc. Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC and an affiliate of Gould Investors L.P. is the sub-advisor to the limited liability company. Mr. Gould may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by these entities.

                                                    Page 9 of 20 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                   Page 10 of 20 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,355,600 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,355,600 (1)
 PERSON WITH        _____________________________________________
                                                                -
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.24%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President of BRT Realty Trust. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                             Page 11 of 20 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 350
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 30,000 (1)
 BENEFICIALLY       _____________________________________________
                                                            -----
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 350
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 30,000(1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,350
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Matthew Gould is President of the managing corporate general partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by Gould Investors L.P. and the shares owned by SASS/Gould Real Estate Securities LLC.

                                                Page 12 of 20 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - ###-##-#### and Zehavit Rosenzweig,
     as joint tenants.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                Page 13 of 20 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel
     Rosenzweig as custodian for Alon Rosenzweig under New York Uniform Gift to Minors Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr. Rosenzweig and 200 shares are held by him as a custodian for his son.

                                                       Page 14 of 20 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000, as amended to date. Except as amended by this amendment, there has been no change in the information previously reported on Schedule 13D.

Item 4.   Purpose of Transaction

BRT presently intends to purchase additional Common Shares of the Company in the open market, subject to availability at prices deemed favorable. It also reserves the right not to purchase any additional shares and to dispose of shares of the Company in the future.

On September 27, 2000, in a letter to the Company's President, BRT set forth proposals for the Company's Board to consider. A copy of the letter was filed as an Exhibit to Amendment No. 5 to Schedule 13D. The Company responded to BRT by letter dated October 4, 2000 and BRT responded by letter dated October 6, 2000. A copy of these letters were filed as Exhibits to Amendment No. 6 to Schedule 13D. The Company responded by letter dated October 6, 2000. BRT wrote to the transfer agent for the Company by letter dated October 11, 2000. A copy of these letters are attached as Exhibits to this Amendment No. 7 to Schedule 13D.

                                                   Page 15 of 20 Pages

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,355,600 Common Shares of the Company, constituting approximately 9.24% of the 14,679,547 Common Shares outstanding.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig, who are filing as a group, own 1,397,287 Common Shares in the aggregate, or 9.52% of the outstanding Common Shares of the Company.

                                                    Page 16 of 20 Pages

Except as set forth in Schedule 13D, as amended to date, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its corporate general partner), OLP, its officers and directors, Sass/Gould and its managing member and sub-advisor, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

Item 7.   Exhibit (1) (a) Agreement to file jointly.  Filed with Schedule 13D.

                      (b) Power of Attorney. Filed with Schedule 13D.

                  (2) Letter dated May 31, 2000 from BRT Realty Trust to the Board of Trustees of the Company. Filed with Amendment No. 3 to Schedule 13D.

                  (3) Letter dated September 7, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 4 to Schedule 13D.

                  (4) Letter dated September 27, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 5 to Schedule 13D.

                  (5) Letter dated October 4, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 6 to Schedule 13D.

                  (6) Letter dated October 6, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 6 to Schedule 13D.

                  (7) Letter dated October 6, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 7 to Schedule 13D.

                  (8) Letter dated October 11, 2000 from BRT Realty Trust to UMB Bank, N.A. Filed with Amendment No. 7 to Schedule 13D.

                                                     Page 17 of 20 Pages


                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: October 11, 2000

BRT REALTY TRUST                           s/Fredric H. Gould
                                           ---------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
---------------------
Jeffrey Gould,                             s/Fredric H. Gould
President                                  ---------------------
                                            Fredric H. Gould Spousal
                                            IRA


GOULD INVESTORS L.P.                        s/Helaine Gould
By: GEORGETOWN PARTNERS, INC.               ---------------------
MANAGING GENERAL PARTNER                    By:Simeon Brinberg, Attorney in Fact
                                            ------------------------------------
By: s/Simeon Brinberg                       Helaine Gould
----------------------------                s/Matthew Gould
Simeon Brinberg,                            ---------------------
Senior Vice President                       Matthew Gould

                                            s/Jeffrey Gould
                                            ---------------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By: s/Mark H. Lundy                         s/Israel Rosenzweig
    ------------------------                ---------------------
    Mark H. Lundy,                          Israel Rosenzweig,
    Secretary                               Individually and as
                                            Custodian

                                            s/Zehavit Rosenzweig
SASS/GOULD REAL ESTATE                      By: Simeon Brinberg,Attorney in Fact
SECURITIES LLC,                             ------------------------------------
BY:  M.D. SASS INVESTORS                    Zehavit Rosenzweig
SERVICES, INC.

BY: s/Martin E. Winter
---------------------------
    Martin E. Winter,
    Senior Vice President

                                                  Page 18 of 20 Pages

                                     EXHIBIT

October 6, 2000

Mr. Fredric H. Gould
BRT Realty Trust
60 Cutter Mill Road
Suite 303
Great Neck, NY  11021

Dear Mr. Gould:

In response to your letter dated September 27, 2000, the Board of Trustees of Entertainment Properties Trust ("EPR") has instructed me to advise you that, at this time, EPR cannot entertain the idea of issuing shares at a price of $15 per share.

Furthermore, after deliberation and consultation with our outside, the Board has concluded that, at this time, it cannot grant your request for a waiver of the 9.8% ownership limitation.

Sincerely yours,


David Brain, President & CEO
Entertaiment Properties Trust

                                               Page 19 of 20 Pages

                                     EXHIBIT

October 11, 2000


UMB Bank, N.A.
928 Grand Avenue
Kansas City, Missouri  64141

         Re: Inspection of Stocklist Materials of Entertainment Properties Trust
             CUSIP Number 293805105

Dear Sir or Madam:

     Please be advised that BRT Realty Trust ("BRT") is the beneficial and/or record owner of 1,355,600 (the "Shares") of common shares of beneficial interest, $.01 par value per share (the "Common Stock"), of Entertainment Properties Trust, a Maryland real estate investment trust (the "Company"). As holder of the Shares, BRT hereby requests a copy of the following records and documents of the Company (the "Stocklist Materials") no later than 11:00 AM on October 18, 2000:

                  1. A list of shareholders of the Company's Common Stock as of the close of business on October 10, 2000, with the record address and amount and class of shares owned by each, including, without limitation, all information in your or the Company's possession, or which may reasonably be obtained from nominees of any central certificate depository system, concerning the number, identity and address of any brokerage and financial institutions holding shares of Common Stock, including an alphabetical breakdown of any holdings of these brokerage and financial institutions, which are registered in the respective names of Cede & Co., Kray & Co., Philadep, DLJ and other similar nominees; and

                  2. A magnetic computer tape list of the holders of shares of Common Stock as of the close of business on October 10, 2000, showing the name, address and number of shares held by each shareholder, such computer processing data as is necessary to make use of magnetic computer tape, and a printout of such magnetic computer tape for verification purposes.

     We understand that David Brain, President of the Company, has instructed you to cooperate with this request and we have attached a copy of a letter from the Company making this statement. If any of the foregoing material is not in your possession, please coordinate with the Company to make it available to us.

     The purpose of this request for the Stocklist Materials is to enable BRT to communicate with other shareholders of the Company in connection with matters of common interest relative to the affairs of the Company.

     BRT will bear the reasonable costs incurred by you as transfer agent in connection with the production of the information demanded with respect to the above-described Stocklist Materials.

     Thank you for your cooperation in this matter. Of course, should you have any questions please do not hesitate to call me (my direct dial is 516.773.2703). Alternatively, you may feel free to have your counsel raise questions directly with our counsel, Lawrence Lederman (212.530.5732), Scott Edelman (212.530.5149) or Roland Hlawaty (212.530.5735) of Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, NY 10005.


                                         Very truly yours,

                                         BRT REALTY TRUST


                                         By:
                                            -----------------------------
                                            Mark H. Lundy
                                            Vice President


cc:      Mr. David Brain
         Lawrence Lederman, Esq.,
         Scott Edelman, Esq.,
         Roland Hlawaty, Esq.